March 12, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS 37% INCREASE IN REVENUES
TO $57.8 MILLION AND $11.5 MILLION IN NET EARNINGS FOR 2011

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; "the Company") announces the financial results for the year ended December 31, 2011. Great Panther is pleased to report revenues for the year ended December 31, 2011 of $57.8 million, representing a 37% increase over 2010. The Company’s gross profit or earnings from mining operations increased by 64% to $26.9 million for 2011, and net earnings increased 8% to $11.5 million. The Company also increased working capital to $53.8 million at December 31, 2011, from $18.8 million at the end of the prior year.

"We are extremely pleased with our growth in revenues and the significant increase in our operating cash flow", stated Robert Archer, President and CEO. "The increase in our profitability and cash flow has enabled us to step up the investment in our properties and in exploration to drive growth in 2012 and beyond."

"We are very excited about our growth prospects in 2012. The recent development of our Deep Cata and gold-rich Santa Margarita zones at Guanajuato are expected to contribute to higher grades and increased production in 2012", added Mr. Archer. "In addition, we have a very intensive exploration and development program for San Ignacio which we expect will contribute to production growth in 2013.”

Despite the significant increase in revenue and gross profit realized by the Company in 2011, the increase in net income for the year was limited by a number of primarily non-cash charges. These include deferred income tax expense of $1.9 million in the fourth quarter as a result of utilization of tax losses in Mexico and certain costs which have been depreciated faster for tax purposes than for accounting purposes; $2.2 million in non-cash share-based payments made in the fourth quarter and $4.6 million in foreign exchange losses which primarily relate to unrealized losses on loans made by the Company to its Mexican subsidiary.

The full version of the Company’s audited financial statements and Management Discussion and Analysis can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com.

2011 ANNUAL HIGHLIGHTS

  37% increase in revenue to $57.8 million.
  64% increase in gross profit (earnings from mining operations) to $26.9 million.

  8% increase in net income to $11.5 million ($0.09 per share).
  64% increase in Adjusted EBITDA (refer to "Non-IFRS Measures" below) to $24.7 million.
  70% increase in net cash from operating activities to $19.1 million for 2011.
  Cash and cash equivalents increased to $39.4 million at December 31, 2011, from $14.0 million at December 31, 2010.
  Working capital increased to $53.8 million at December 31, 2011 from $18.8 million at December 31, 2010.
  19% increase in mined and processed ore to 216,181 tonnes from 182,393 tonnes for 2010.
  Closed bought deal financing with a syndicate of underwriters for $22.5 million in net proceeds.
  Acquired Santa Rosa concession in July 2011 totaling 1,514 hectares, approximately 15 kilometres northeast of Guanajuato, Mexico for US$1.5 million, increasing land holdings in Guanajuato by 136%.
  Released an initial NI 43-101 compliant mineral resource estimate on October 11, 2011 for the Company’s San Ignacio Project in Guanajuato comprising Inferred Mineral Resources of 4.5 million silver equivalent ounces (“Ag eq oz”).
  Released a NI 43-101 compliant mineral resource estimate on March 7, 2011 for the Company's Topia Mine in Durango comprising Measured & Indicated Mineral Resources of 7.44 million Ag eq oz, a 36.3% increase over the 2009 resource estimate. In addition, the estimate includes 11.91 million Ag eq oz in the Inferred category, a 109.3% increase over the previous estimate.
Highlights		Change		Change
(in 000s except amounts per share and per ounce)		from		from
	Q4 2011	Q4 2010	FY 2011	FY 2010

Revenue	$17,520	27%	$57,818	37%
Gross profit	$6,032	0%	$26,916	64%
Net income (loss)	$(1,419)	-163%	$11,506	8%
Adjusted EBITDA (1)	$6,265	17%	$24,723	64%
Earnings (loss) per share - basic	$(0.01)	-150%	$0.09	0%
Earnings (loss) per share - diluted	$(0.01)	-150%	$0.08	-11%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	355	-8%	1,495	-3%
Silver equivalent ounces produced (2)	545	-4%	2,200	-2%
Silver payable ounces	425	15%	1,332	-7%
Total cash cost per silver ounce (3)	$11.92	42%	$10.84	46%
Average revenue per silver ounce sold	$30.86	10%	$34.71	63%

(1)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(2)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(3)

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

OUTLOOK

For 2012, the Company expects metal production to grow to between 2.50 to 2.75 million silver equivalent ounces, an increase of 14% to 25%, from 2011. There are a number of positive developments that support the growth estimate as follows:

  During the fourth quarter of 2011 the Company saw a marked improvement in grades at Guanajuato through the development of the high grade Deep Cata and gold-rich Santa Margarita ore bodies. Expansion of production from these areas is underway in 2012.

  Guanajuato saw a 17% increase in mined and processed ore in 2011 to almost 170,000 tonnes, and the plan for 2012 is to increase throughput up to 200,000 tonnes. The plant at Guanajuato has capacity for over 300,000 tonnes per year.

  Ore mined and processed at Topia in 2011 increased by 23% to almost 47,000 tonnes. The plan for 2012 includes a further increase of 17% to 57,000 tonnes. Improvement modifications, including additional flotation cells, have been completed to facilitate an increase in capacity to in excess of 75,000 tonnes per year.

2012 Production and Cash Cost per Ounce Guidance

	2011 Actual	2012 Guidance	2012 Guidance
		Low Case	High Case

Tonnes milled	216,181	230,000	250,000

Silver ounces	1,495,372	1,720,000	1,900,000
Gold ounces	8,016	10,000	11,000
Lead tonnes	941	1,130	1,270
Zinc tonnes	1,314	1,500	1,630

Silver equivalent ounces	2,200,013	2,500,000	2,750,000

Cash cost per ounce (USD)	$10.84	$10.50	$9.50

The Company plans a total of over 45,000 metres of exploration drilling in 2012 to further define resources, look for vein extensions and test new targets.

The Company expects to release a resource update for the San Ignacio Project (“San Ignacio”) in the second quarter of 2012. A NI 43-101 compliant initial Mineral Resource Estimate of 4.5 million Ag eq oz was released for San Ignacio in October 2011 after drilling 24 diamond core holes. Metres drilled at San Ignacio have more than tripled to date.

San Ignacio is expected to realize its potential during 2012 with an intensive exploration and mine development program being planned which the Company expects will add to production growth in 2013. The present surface drill program includes a minimum of 9,600 metres of drilling at San Ignacio in 2012.

CONFERENCE CALL TO REVIEW 2011 FINANCIAL RESULTS

The Company will hold a conference call to discuss the financial results tomorrow, March 13, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time. Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Martin Carsky, Executive Vice President and Chief Financial Officer.

Interested shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-8033
Dial in number (International): +1-201-689-8033
No passcode is required

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 389736

A replay of the teleconference call will be available on March 13, 2012 from 10:00 AM Pacific Standard Time, 1:00 PM Eastern Standard Time until March 29, 2012 by dialing the numbers above. In addition, the call will be archived on the Company's website.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial results discussed in this press release have been prepared in accordance with IFRS standards applicable to the preparation of financial information as required for all publicly traded companies in Canada in 2011. Readers should note that some comparative figures in this press release and the Company's financial statements and Management Discussion and Analysis ("MD&A") have been restated to reflect IFRS. Please refer to the Company's Consolidated Financial Statements and MD&A for the year ended December 31, 2011 for a detailed description of the Company's accounting policies under IFRS and for disclosures and reconciliation of the impact of IFRS on previously reported results.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to EBITDA, Adjusted EBITDA and Cash Cost per Ounce which are non-IFRS measures. The Company provides these measures to provide additional information regarding Company's financial results and performance. Please refer to the Company's MD&A for the year ended December 31, 2011 for a definition and reconciliation of these measures to reported IFRS results.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange, trading under the symbol GPR and on the NYSE Amex, trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver's Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, contact B&D Capital at telephone 604-685-6465, fax 604-699-0384 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

December 31, 2011 and 2010

	December 31,	December 31,	January 1,
	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents	$39,437	$13,967	$13,312
Restricted cash	-	151	-
Marketable securities	80	200	23
Trade and other receivables	14,076	9,635	5,539
Income taxes recoverable	374	239	342
Inventories	4,591	2,615	1,438
Prepaid expenses, deposits and advances	1,732	1,240	1,585
	60,290	28,047	22,239
Non-current assets:
Mineral properties, plant and equipment	41,946	27,130	19,212
Intangible assets	708	274	102
	42,654	27,404	19,314
	$102,944	$55,451	$41,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,350	$4,758	$2,631
Capital lease obligations	130	369	801
Promissory notes	-	373	122
Convertible loan notes	-	3,716	-
Current tax liability	-	19	27
	6,480	9,235	3,581
Non-current liabilities:
Capital lease obligations	-	128	63
Promissory notes	-	77	118
Convertible loan notes	-	-	3,103
Reclamation and remediation provision	2,154	1,955	2,086
Deferred tax liability	1,824	-	2,162
	3,978	2,160	7,532
Shareholders’ equity:
Share capital	121,536	83,470	75,910
Reserves	6,465	7,607	12,211
Deficit	(35,515)	(47,021)	(57,681)
	92,486	44,056	30,440
	$102,944	$55,451	$41,553

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2011 and 2010

	2011	2010

Revenue	$57,818	$42,206
Cost of sales:
Production costs	25,475	21,161
Amortization and depletion	4,465	4,117
Share-based payments	962	481
	30,902	25,759

Gross profit	26,916	16,447

General and administrative expenses	9,106	6,369

Finance and other income (expense):
Interest income	435	115
Finance costs	(324)	(1,154)
Foreign exchange loss	(4,572)	(299)
Other income (expense)	142	(163)
	(4,319)	(1,501)

Income before income taxes	13,491	8,577

Income tax recovery (expense):
Current	(108)	(113)
Deferred	(1,877)	2,196
	(1,985)	2,083
Net income for the year	$11,506	$10,660

Other comprehensive loss
Foreign currency translation	(352)	(3,796)
Change in fair value of available-for-sale financial assets	(103)	(10)
	(455)	(3,806)
Totalcomprehensive income for the year	$11,051	$6,854

Earnings per share
Basic	$0.09	$0.09
Diluted	$0.08	$0.09

Weighted average number of common shares
Basic	131,072,380	114,422,226
Diluted	135,401,113	118,932,620

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2011 and 2010

	2011	2010

Cash flows from operating activities
Net income for the year	$11,506	$10,660

Items not involving cash:
Amortization and depletion expense	4,561	4,169
Unrealized foreign exchange (gains) losses	3,849	8
Deferred income taxes	1,877	(2,196)
Accretion on reclamation and remediation provision	47	41
Share-based payments	2,210	869
Interest accretion on convertible loan notes	239	939
Loss (gain) on disposal of mineral properties, plant and equipment	(112)	138
Shares received for mineral property and capital expenditures	-	(23)
	24,177	14,605

Changes in non-cash working capital:
Trade and other receivables	(4,441)	(4,263)
Income taxes recoverable	(135)	103
Inventories	(1,821)	(905)
Prepaid expenses, deposits and advances	(599)	339
Trade and other payables	1,937	1,382
Current tax liability	(19)	(8)
Net cash from operating activities	19,099	11,253

Cash flows from investing activities:
Intangible assets	(627)	(224)
Mineral properties, plant and equipment	(23,459)	(14,899)
Proceeds from disposal of capital assets	149	37
Restricted cash	151	(151)
Net cash used in investing activities	(23,786)	(15,237)

Cash flows from financing activities:
Repayment of capital lease obligations	(367)	(938)
Repayment of promissory notes	(450)	(292)
Repayment of convertible loan notes	(62)	-
Proceeds from exercise of options	2,309	2,871
Proceeds from exercise of warrants	6,170	3,054
Issuance of shares for cash, net of issue costs	22,512	(32)
Net cash from financing activities	30,112	4,663

Effect of foreign currency translation on cash	45	(24)

Increase in cash and cash equivalents	$25,470	$655
Cash and cash equivalents, beginning of year	13,967	13,312
Cash and cash equivalents, end of year	$39,437	$13,967